UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Ziopharm Oncology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98973P101
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 98973P101

1	NAME OF REPORTING PERSON Miller Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2204753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,522,114
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,522,144
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,522,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.94%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 98973P101

1	NAME OF REPORTING PERSON William H. Miller III Living Trust (the "Trust") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,522,114
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,522,144
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,522,144 (The Trust is deemed to be the beneficial owner of 16,522,144 shares of common stock owned by clients of Miller Value Partners, LLC.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.94%
12	TYPE OF REPORTING PERSON OO - The Trust is a living trust organized under the laws of the State of Florida

CUSIP No.: 98973P101

1	NAME OF REPORTING PERSON Miller Opportunity Trust, a series of Trust for Advised Portfolios I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2203385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,787,879
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,787,879
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,787,879 (This amount is also included in the aggregate amount reported by Miller Value Partners, LLC & William H. Miller III Living Trust)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.46%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 98973P101
ITEM 1(a).	NAME OF ISSUER: Ziopharm Oncology, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: One First Avenue, Parris Building 34, Navy Yard Plaza Boston, Massachusetts 02129
ITEM 2(a).	NAME OF PERSON FILING: Miller Value Partners, LLC William H. Miller III Living Trust (the "Trust") Miller Opportunity Trust, a series of Trust for Advised Portfolios
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: One South Street Suite 2550 Baltimore, MD 21202
ITEM 2(c).	CITIZENSHIP: Delaware United States of America Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 98973P101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
1) Miller Value Partners, LLC is deemed to be the beneficial owner of 16,522,114 shares of common stock, which consists of 12,734,235 common shares and 3,787,879 shares issuable upon the exercise of certain warrants and deemed outstanding for purposes of calculating beneficial ownership.

2) The Trust is deemed to be the beneficial owner of 16,522,114 shares of common stock owned by clients of Miller Value Partners, LLC, which consists of 12,734,235 common shares and 3,787,879 shares issuable upon the exercise of certain warrants and deemed outstanding for purposes of calculating beneficial ownership.

3) Miller Opportunity Trust, a series of Trust for Advised Portfolios is deemed to be the beneficial owner of 13,787,879 shares of common stock, which consists of 10,000,000 common shares and 3,787,879 shares issuable upon the exercise of certain warrants and deemed outstanding for purposes of calculating beneficial ownership.
(b) Percent of class:
1) Miller Value Partners, LLC - 8.94% 2) Trust - 8.94% 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 7.46%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
1) Miller Value Partners, LLC - 0 2) Trust - 0 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 0
(ii) shared power to vote or to direct the vote:
1) Miller Value Partners, LLC - 16,522,114 2) Trust - 16,522,114 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 13,787,879
(iii) sole power to dispose or direct the disposition of:
1) Miller Value Partners, LLC - 0 2) Trust - 0 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 0
(iv) shared power to dispose or to direct the disposition of:
1) Miller Value Partners, LLC - 16,522,114 2) Trust - 16,522,114 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 13,787,879
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Various accounts managed by Miller Value Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one account, Miller Opportunity Trust, a series of Trust for Advised Portfolios, an investment company registered under the Investment Company Act of 1940 and managed by Miller Value Partners, LLC was deemed to be the beneficial owner of 13,787,879 shares or 7.46% of the total shares outstanding as of December 31, 2019.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 98973P101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2020	Miller Value Partners, LLC By: /s/ Neil O'Callaghan Name: Neil O'Callaghan Title: President & Chief Compliance Officer
February 14 2020
William H. Miller III Living Trust
By:
/s/ Neil O'Callaghan
Name:
Duly authorized under the Power of Attorney effective as of January 30, 2019, by and on behalf of William H. Miller III Living Trust. This Power of Attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by Miller Value Partners, LLC on February 11, 2019, accession number 0001085146-19-000481.
Title:

February 14 2020	Miller Opportunity Trust, a series of Trust for Advised Portfolios By: /s/Wendy M. Baron Name: Wendy M. Baron Title: Assistant Treasurer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 98973P101
Exhibit A

Joint Filing Agreement

Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940), its control person, William H. Miller III Living Trust, and Miller Opportunity Trust, a series of Trust for Advised Portfolios (a registered investment company), hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC
Date: February 14, 2020
Signature: /s/ Neil O'Callaghan
Name & Title: Neil O'Callaghan, President & Chief Compliance Officer

William H. Miller III Living Trust
Date: February 14, 2020
Signature: /s/ Neil O'Callaghan
Duly authorized under the Power of Attorney effective as of January 30, 2019, by and on behalf of William H. Miller III Living Trust.**

Miller Opportunity Trust, a series of Trust for Advised Portfolios
Date: February 14, 2020
Signature: /s/ Wendy M. Barron
Name & Title: Wendy M. Barron, Assistant Treasurer

**This Power of Attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by Miller Value Partners, LLC on February 11, 2019, accession number 0001085146-19-000481.